United States securities and exchange commission logo





                               April 11, 2024

       Tsz Kin Wong
       Chairman of the Board, Executive Director and Chief Executive Officer Powell Max Limited
       22/F., Euro Trade Centre,
       13-14 Connaught Road Central,
       Hong Kong

                                                        Re: Powell Max Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 19,
2024
                                                            CIK No. 0002012096

       Dear Tsz Kin Wong:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 19, 2024

       Cover Page

   1. We note your disclosure that "Powell Max is a holding company incorporated in the BVI with no material
operations of its own, and we conduct our operations primarily in
                                                        Hong Kong through JAN
Financial Press Limited . . . ." Please revise to clearly state that you are not a Chinese
operating company, disclose that your corporate structure involves unique risks to
investors, and that Chinese regulatory authorities could disallow this structure, which would
likely result in a material change in your operations and/or a material change in the
value of the securities you are registering for sale, including that it could cause the value
of such securities to significantly decline or become worthless.
                                                        Provide a
cross-reference to your detailed discussion of risks facing the company and the offering as a result of
this structure.
 Tsz Kin Wong
FirstName
Powell MaxLastNameTsz  Kin Wong
              Limited
Comapany
April       NamePowell Max Limited
       11, 2024
April 211, 2024 Page 2
Page
FirstName LastName
2. We note your disclosure that "the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China . . .
         ." Please also disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. In connection therewith, please include risk factor disclosure explaining whether there are laws or regulations in
         Hong Kong that result in oversight over data security, how this oversight impacts the
         company   s business and the offering, and to what extent the company believes that it is
         compliant with the regulations or policies that have been issued.
3. We note your disclosure that "[d]uring the years ended December 31, 2022 and 2023,
         Powell Max and JAN Financial has not distributed any cash dividends or made any other cash distributions." Please revise to provide such disclosure as of the date of this prospectus and also clarify whether there have been any cash transfers (in addition to dividends and distributions) between Powell Max and JAN Financial, or to investors, and quantify such amounts as applicable. Make conforming changes throughout your prospectus as applicable, including in your section entitled "Transfers of Cash To and
         From Our Subsidiaries" on page 4.
4. We note your disclosure that "in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of
         restrictions and limitations on, our ability or on our subsidiary   s
ability by the PRC
         government to transfer cash." Please revise such disclosure to address the risk that your assets (in addition to cash) may not be available, and make conforming changes throughout your prospectus as applicable.
5. Please disclose here that "JAN Financial did not adopt or maintain any cash management policies and procedures as of the date of this prospectus," as you do on page 4.
6. We note your disclosure that "[i]f the Revised Review Measures are adopted into law in the future . . . , the operation of our subsidiary and the listing of our Class A Ordinary
         Shares in the U.S. could be subject to CAC   s cybersecurity review,"
as well as your
         disclosure referencing "the recency of the issuance of the Revised Review Measures and their pending effectiveness." Please revise to reconcile with your disclosure that the
         Revised Review Measures "became effective and replaced the existing Measures for
         Cybersecurity Review on February 15, 2022."
7. We note your discussion of your Class A and Class B Ordinary Shares in connection with
         Ms. Leung's anticipated control of your company, as well as your discussion of voting rights on page 15. Here, in your prospectus summary and risk factors, please revise to ensure you discuss your disparate voting rights structure and associated risks. In particular, please disclose the votes per share associated with each class, the relevant conversion rights, and that future issuances of Class B Ordinary Shares may be dilutive to the holders of Class A Ordinary Shares, particularly with respect to their voting power. In connection therewith, please revise your risk factors to highlight that "Ms. Leung will
 Tsz Kin Wong
FirstName
Powell MaxLastNameTsz  Kin Wong
              Limited
Comapany
April       NamePowell Max Limited
       11, 2024
April 311, 2024 Page 3
Page
FirstName LastName
         have the ability to control or significantly influence the outcome of matters requiring approval by shareholders," as you state here. Last, in your discussion of voting rights on page 15, revise to clarify that you are referring to the Controlling Shareholder, or Ms.
         Leung, when you refer to the "holder of our Class B Ordinary Shares," if true.
Prospectus Summary, page 1

8. We note your disclosure that "[t]he Company expects that its cash and bank balances of
         HK$3,660,213 (approximately US$468,603) as of December 31, 2023, together with the
         approximate $          million of net proceeds to be received from
this offering, and
         additional capital financings completed or contemplated, will be sufficient to fund its operating expenses and capital expenditure requirements . . . ."
Please revise to clearly
         state that you must raise additional capital in order to continue operations and to implement your plan of operations, as your disclosure here and in your risk factor discussion on pages 20 and 21 indicates.
Permission Required from Hong Kong and PRC Authorities, page 10

9. We note your disclosure that "[w]e have been advised by our Hong Kong counsel, K M
         Lai & Li, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and JAN Financial are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors." We also note your disclosure
         on the cover page that "[b]ased on Management   s internal assessment
that the Company
         and its subsidiary currently have no material operations in the PRC, Management understands that as of the date of this prospectus the Company is not required to obtain any permissions or approvals from PRC authorities . . . ." In this regard, you do not
         appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions or approvals from the CSRC, CAC or other
PRC
         governmental authorities to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.
10. We note your disclosure that "[i]n the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC . . . ." Please revise to expand such disclosure to cover
         the scenario in which you are subject to permission or approval requirements from any other PRC governmental agency (in addition to the CSRC or CAC). When discussing the possible ramifications of becoming subject to PRC laws, please also disclose that you could incur material costs to ensure compliance and be subject to fines.
11. We note your disclosure on the cover page that "JAN Financial has received all requisite permissions or approvals from the Hong Kong authorities to operate its businesses in
         Hong Kong, including but not limited to its business registration certificates." Where you discuss the business registration certificate here, revise to elaborate upon and name each permission or approval that JAN Financial has received to operate its business. Please
 Tsz Kin Wong
Powell Max Limited
April 11, 2024
Page 4
         also reconcile your disclosure that you have received all requisite permissions or approvals with you statement immediately preceding this disclosure that "JAN Financial does not require any requisite permissions or approvals from the Hong Kong authorities to operate its business."
Impact of COVID-19, page 13

12. We note that you provide a detailed discussion of the impact of COVID-19 here and on pages 27 and 61, and you indicate that your results of operations have been affected by the
         COVID-19 pandemic. This disclosure suggests that the financial results for the years presented in the prospectus were impacted by COVID-19. Please revise to indicate the specific impact, where possible, that COVID-19 had on your results of operations for these periods. If COVID-19 did not impact your results of operations in either 2022 or
         2023, please revise your disclosure to clarify.
Use of Proceeds, page 52

13. We note your disclosure that you plan to use 25% of the net proceeds of your offering "for repayment of existing loans to reduce our debt position." Please revise to provide the information required by Item 3.C.4 of Form 20-F. Additionally, to the extent that you will continue to have outstanding debt in connection with such loans upon closing of this offering, please file such agreements and summarize the material terms in an appropriate place in your prospectus. In this regard, your disclosure on page 72 indicates that you plan to use the proceeds to reduce the debts owed to "[y]our Controlling Shareholder of
         $2,391,425 and [y]our bank borrowings [that] amounted to $610,407" as of December 31,
         2023.

         In connection therewith, please revise your discussion of related-party loans on page 92 to include a more detailed discussion, including the applicable interest rates, in accordance with Item 7.B.2 of Form 20-F. Further, while you indicate that you are disclosing the amounts "up to the date of this prospectus," your tabular disclosure only provides such amounts up to December 31, 2023. Please revise accordingly, and also highlight in your prospectus summary that you owe $2,391,425 to your Controlling Shareholder and that you plan to use the proceeds of this offering to in-part reduce such related-party debt.
14. Please explain which overseas business entities, branches and offices you intend to register and operate with 10% of the net proceeds of the offering. It's unclear if these are existing entities, branches and offices.
15. You state that approximately 10% of net proceeds will be used for potential mergers and
FirstName LastNameTsz Kin Wong
       acquisitions in the future. Please give a brief description of such businesses and
Comapany   NamePowell
       information  on theMax  Limited
                           status of the acquisitions, to the extent
applicable. See Item 3.C.3 of
       Form
April 11,    20-F.
          2024  Page 4
FirstName LastName
 Tsz Kin Wong
FirstName
Powell MaxLastNameTsz  Kin Wong
              Limited
Comapany
April       NamePowell Max Limited
       11, 2024
April 511, 2024 Page 5
Page
FirstName LastName
Regulations, page 79

16. Here or in an appropriate place in your prospectus, please discuss China's Enterprise
         Income Tax law and the arrangement between Mainland China and the Hong Kong
         Special Administrative Region for the Avoidance of Double Taxation and the Prevention
         of Fiscal Evasion.
Material Income Tax Considerations, page 107

17. Please revise to state that the disclosure in the sections entitled "BVI Taxation" and "Hong
         Kong Profits Taxation" are the opinion of Conyers Dill & Pearman and K M Lai & Li, respectively, as indicated by the opinions provided in Exhibits 8.1 and 8.2. Additionally, remove the reference to the discussion being a "general summary of present law" and also the reference to "certain" where you refer to the "discussion on certain BVI and
         Hong Kong income tax consequences." Last, in Exhibit 8.2, please have counsel remove the registrant from their assumption in paragraph A(ii) that the parties have "full power and authority to execute, deliver and perform its/her/his obligations under such documents
         . . . ." Refer to Sections II.B.3.a and III.C of Staff Legal Bulletin
No. 19.
Consolidated Statements of Cash Flows, page F-6

18. Please disclose the amount of interest paid/received pursuant to paragraphs 31 to 33 of
         IAS 7.
Note 16. (Loss)/Profit before income tax, page F-28

19. Please explain to us the purpose of this note and how it is useful to investors.
General

20. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Virginia Tam